UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

Report of Independent Registered Public Accounting Firm

Plan Administrator
National Interstate Savings and Profit Sharing Plan
Richfield, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of National Interstate Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.
Certified Public Accountants

June 26, 2014
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	December 31
	2013	2012
ASSETS
Receivables:
Receivable - Employer contributions	$794,040	$807,092
Notes receivable from participants	471,451	485,118
Total Receivables	1,265,491	1,292,210

Investments (at fair value):
American Funds Growth Fund of America	2,508,278	1,888,009
MFS Value	2,491,402	1,834,041
JP Morgan Smart Retirement 2030	2,487,843	1,755,825
Oppenheimer Main Street Small Cap	1,895,342	1,567,050
Thornburg International Value	1,879,767	1,636,633
JP Morgan Smart Retirement 2020	1,794,909	1,951,908
Franklin Strategic Income	1,289,768	1,337,726
JP Morgan Smart Retirement 2025	1,198,621	323,135
Fixed Fund	1,157,250	1,402,844
JP Morgan Smart Retirement 2045	1,026,084	782,591
Dreyfus Opportunistic Midcap Value	833,081	-
PIMCO Total Return Fund	602,905	848,952
JP Morgan Smart Retirement 2040	549,765	213,585
National Interstate Corporation Stock Fund	514,447	649,450
DWS S&P 500 Index Fund	396,910	206,675
JP Morgan Smart Retirement 2010	356,625	475,731
JP Morgan Smart Retirement 2015	233,761	113,648
Eaton Vance Income Fund	172,461	49,384
AllianceBernstein Global Bond Fund	164,430	92,684
JP Morgan Smart Retirement Income	132,983	105,628
JP Morgan Smart Retirement 2050	108,352	57,527
JP Morgan Smart Retirement 2035	83,330	80,992
Victory Special Value	-	370,183

Total Investments	21,878,314	17,744,201

Total Assets	23,143,805	19,036,411

LIABILITIES	-	-

Net Assets Reflecting all Investments at Fair Value	23,143,805	19,036,411

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	(31,756)

Net Assets Available for Benefits	$23,143,805	$19,004,655

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	Year Ended December 31
	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$794,176	$807,092
Participants	1,784,771	1,671,162
Rollovers	362,408	291,235
Total Contributions	2,941,355	2,769,489

Dividend income from investments	721,955	321,511
Net appreciation in fair value of investments	2,611,050	1,688,221
Interest income on notes receivable from participants	18,399	17,326

Total Additions	6,292,759	4,796,547

Deductions from Net Assets Attributed to:
Benefits paid to participants	2,150,905	1,467,156
Administrative expenses	2,704	1,956

Total Deductions	2,153,609	1,469,112

Net Increase	4,139,150	3,327,435

Net Assets Available for Benefits:
Beginning of the Year	19,004,655	15,677,220

End of the Year	$23,143,805	$19,004,655

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan

The following description of the National Interstate Savings and Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:
The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the “Company” or the “Plan Administrator”) who meet the hour and age requirements.

A 401K Committee (the “Committee”) exists and is composed of Officers of the Company. The Committee is responsible for the fiduciary oversight of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (”ERISA”).

The Plan’s trustee and record keeper is Massachusetts Mutual Life Insurance Company (together, with its affiliates, “Mass Mutual”). Mass Mutual was responsible for the custody and management of the Plan’s assets for the periods noted.

As of January 1, 2013, Mass Mutual acquired The Hartford’s (third party administrator) Retirement Plans business.

As of January 1, 2012, the Plan added a Roth option which allows participants to make after-tax contributions to their accounts.

Effective January 1, 2012, the Plan has been amended to no longer allow for premature distribution of rolled over accounts after this date.

Eligibility:
An eligible employee shall become a participant in the Plan as of the first day of the first month coinciding with or next following the date on which the employee who has attained the age of 18 was hired.

Contributions:
Cash or Deferred Option - Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company on a pre-tax basis and/or Roth contributions subject to the dollar limit, which is set by law.

Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2013 and 2012 was $5,500.

Employer Contributions - The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan, Continued

Contributions, Continued
The contribution is an amount equal to a specified percentage of employees' compensation as determined by the Company. The Company made contributions of $794,040 and $807,092 for the years ended 2013 and 2012, respectively.

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement.

Participants' Accounts:
401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:
All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made after three years of service.

Forfeitures:
Forfeited non-vested accounts totaled $4,938 and $35,190 as of December 31, 2013 and 2012, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and reduce employer contributions.

Notes Receivable from Participants:
Loans are permitted under certain circumstances and are subject to limitations. The minimum loan amount is $1,000 and only two loans can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested balance or $50,000 in accordance with the Department of Labor's regulations. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest. The Plan Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions. Loans are valued at cost which approximate fair value.

Other Plan Provisions:
Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:
Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan, Continued

Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:
The accompanying financial statements of the Plan are presented under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Plan reports investment contracts at fair value in accordance with GAAP. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Plan invested in a common collective trust that invested in fully benefit-responsive investment contracts at December 31, 2012. Since these contracts were fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these instruments at contract value. The Plan did not have any fully benefit-responsive investment contracts at December 31, 2013. Refer to Note 6 for further discussion of fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition:
Investments held by the Plan are reported at fair value. See Note 7 for further discussion and disclosures related to fair value measurements and the valuation methodology by investment type.

Investment transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned and dividend income is recognized on the investments on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:
Substantially all administrative fees are paid by the Company.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Company shall direct the distribution of the net assets of the Plan to participants in a manner which is consistent with and satisfies the distribution of benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

Risks and Uncertainties:
The Plan's investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications:
Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Subsequent Events:
Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2013 and prior to the date of filing have been evaluated for potential recognition or disclosure herein.

3	Tax Status

The Plan Administrator has obtained a determination letter dated February 21, 2012 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Though the Plan has since been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan is qualified and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan Administrator believes it is no longer subject to income tax examinations prior to 2010.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

4	Investments

The Plan's funds are invested in the various registered investment companies and a common collective trust through Mass Mutual. Investments which constitute more than 5% of the Plan's net assets are:

	2013	2012
American Funds Growth Fund of America	$2,508,278	$1,888,009
MFS Value	$2,491,402	$1,834,041
JP Morgan Smart Retirement 2030	$2,487,843	$1,755,825
Oppenheimer Main Street Small Cap	$1,895,342	$1,567,050
Thornburg International Value	$1,879,767	$1,636,633
JP Morgan Smart Retirement 2020	$1,794,909	$1,951,908
Franklin Strategic Income	$1,289,768	$1,337,726
JP Morgan Smart Retirement 2025	$1,198,621	N/A
Fixed Fund	$1,157,250	$1,402,844

Net appreciation (depreciation) is the fair value of investments, including gains (losses) on investments bought and sold during the year, as well as unrealized appreciation (depreciation) on investments held at year-end. During 2013 and 2012, the Plan’s investments appreciated in value as follows:

	2013	2012
Mutual Funds	$2,709,229	$1,562,534
Company Stock Fund	(98,245)	125,645
Common Collective Trust	66	42
Appreciation, net	$2,611,050	$1,688,221

5	Party-in-Interest Transactions

In 2013 and 2012, the Plan invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

6	Investment Contract with Insurance Company

The Plan invests in a common collective trust, known as the Fixed Fund (the “Fund”), that invests in cash and other readily marketable assets and synthetic guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. SEI Trust Company (“SEI”), the trustee of the Fund, terminated the Fund in 2013, as described in Note 8. All investment contracts held by the Fund through December 5, 2013 (date of termination of the contracts) were fully benefit-responsive. There were no investment contracts held by the Fund at December 31, 2013.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

6	Investment Contract with Insurance Company, Continued

The investment contracts are fully benefit-responsive as they allow for plan participants to direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. Because these contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of net assets available for benefits attributable to the common collective trust. See Note 2 for disclosures of the applicable accounting policy relating to fully benefit-responsive investment contracts.

Since there were no investment contracts at December 31, 2013, the following disclosures are related to December 31, 2012 and the period then ended.

There were no reserves against contract value for credit risk of the GIC issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the GIC issuer. In no event was the crediting rate less than 0%. The crediting rate was reviewed periodically for resetting. The average yield and crediting interest rate of the contract was 1.09% and 1.72%, respectively, during the year ended December 31, 2012.

The table below shows the fair values and contract values of the Fund as of December 31, 2012.

Fixed Fund
Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
$1,402,844	$(31,756)	$1,371,088

7	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan uses data from outside sources, including nationally recognized pricing services, in establishing fair value.

•	Level 1 -- Unadjusted quoted prices in active markets for identical securities that the reporting entity has the ability to access at the measurement date.

•
Level 2 -- Inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves.

•	Level 3 -- Unobservable inputs that are supported by little or no market activity for the asset or liability.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds -- These investments are registered investment companies whose fair values are based on net asset values (“NAV's”) that are readily and regularly available in an active market (Level 1).

Company stock fund -- This is a company common stock fund that participates in units whose fair value is based on quoted prices of the Company's common stock, which is readily and regularly available in an active market (Level 1).

Common collective trust -- These investments are stated at fair value as determined by the issuer of the common collective trust, based on the fair value of the underlying investments. Such investments are primarily comprised of cash and cash equivalents at December 31, 2013 (Level 1). At December 31, 2012 the underlying assets included both cash and cash equivalents and guaranteed investment contracts, whose fair value was based on quoted prices in both markets that were active and not active (Level 2).

There are no Level 3 investments at December 31, 2013 and 2012.

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2013, by valuation hierarchy (as described previously).

	December 31, 2013
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$7,839,290	$ -	$7,839,290
Balanced funds	132,983	-	132,983
Growth funds	10,004,780	-	10,004,780
Fixed income funds	2,229,564	-	2,229,564
Total mutual funds	20,206,617	-	20,206,617
Company stock fund	514,447	-	514,447
Common collective trust	1,157,250	-	1,157,250
Total investments	$21,878,314	$ -	$21,878,314

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

7	Fair Value Measurements, Continued

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2012, by valuation hierarchy (as described previously).

	December 31, 2012
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$5,754,942	$ -	$5,754,942
Balanced funds	105,628	-	105,628
Growth funds	7,502,591	-	7,502,591
Fixed income funds	2,328,746	-	2,328,746
Total mutual funds	15,691,907	-	15,691,907
Company stock fund	649,450	-	649,450
Common collective trust	-	1,402,844	1,402,844
Total investments	$16,341,357	$1,402,844	$17,744,201

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. During the year ended December 31, 2013, there was one common collective trust totaling $1.2 million that transferred from Level 2 to Level 1, as this fund was liquidated during 2013, and as of December 31, 2013 is primarily comprised of cash and cash equivalents. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2012.

8	Subsequent Events

On December 9, 2013, the Board of Directors of SEI, the trustee of the Fund, authorized the termination of the Fund. Prior to that date, SEI liquidated all of the Fund’s securities, and the proceeds thereof were invested into money market investments held by the Fund. SEI intends to wind down the Fund and distribute all assets to investors by no later than June 30, 2014. The Company replaced the Fund with the Invesco Stable Value II fund on June 17, 2014.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

National Interstate
Savings and Profit Sharing Plan

34-1607396
Plan Number 001

December 31, 2013

(a)	(b)	( c )
	Identity of Issue,	Description of Investment, including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	American Funds Growth Fund of America - R3	Registered Investment Company	N/A	$2,508,278
	MFS Value	Registered Investment Company	N/A	2,491,402
	JP Morgan Smart Retirement 2030	Registered Investment Company	N/A	2,487,843
	Oppenheimer Main Street Small Cap	Registered Investment Company	N/A	1,895,342
	Thornburg International Value	Registered Investment Company	N/A	1,879,767
	JP Morgan Smart Retirement 2020	Registered Investment Company	N/A	1,794,909
	Franklin Strategic Income	Registered Investment Company	N/A	1,289,768
	JP Morgan Smart Retirement 2025	Registered Investment Company	N/A	1,198,621
	Fixed Fund	Common Collective Trust	N/A	1,157,250
	JP Morgan Smart Retirement 2045	Registered Investment Company	N/A	1,026,084
	Dreyfus Opportunistic Midcap Value	Registered Investment Company	N/A	833,081
	PIMCO Total Return Fund	Registered Investment Company	N/A	602,905
	JP Morgan Smart Retirement 2040	Registered Investment Company	N/A	549,765
*	National Interstate Corporation Stock Fund	Common Stock	N/A	514,447
	DWS S&P 500 Index Fund	Registered Investment Company	N/A	396,910
	JP Morgan Smart Retirement 2010	Registered Investment Company	N/A	356,625
	JP Morgan Smart Retirement 2015	Registered Investment Company	N/A	233,761
	Eaton Vance Income Fund	Registered Investment Company	N/A	172,461
	AllianceBernstein Global Bond Fund	Registered Investment Company	N/A	164,430
	JP Morgan Smart Retirement Income	Registered Investment Company	N/A	132,983
	JP Morgan Smart Retirement 2050	Registered Investment Company	N/A	108,352
	JP Morgan Smart Retirement 2035	Registered Investment Company	N/A	83,330
		Subtotal investments		21,878,314
*	Participant Loans	(interest at 3.25% to 4.25% at various maturity dates)	N/A	471,451
				$22,349,765
*	Party-in-interest to the Plan.

N/A	Cost information is not required for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 26, 2014

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm	X